EXHIBIT 21

Subsidiaries

Name	State of Organization
Mylan Pharmaceuticals Inc.	West Virginia
Milan Holding Inc.	Vermont
Bertek Pharmaceuticals Inc.	Texas
Mylan Inc.	Delaware
UDL Laboratories, Inc.	Illinois
Mylan Technologies Inc.	West Virginia
American Triumvirate Insurance Company	Vermont
Mylan International Holdings, Inc.	Vermont
Mylan Caribe, Inc.	Vermont
MLRE LLC	Pennsylvania

77